Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Max Simkoff Reddit AMA (July 21, 2021)

AMA Host, u/Canadian2020: [00:00:01] Thanks, Max. Thanks for coming to our book to have a chat with us for a few minutes. We really appreciate your time. We know you’re really busy guy who is involved in a lot of work and with your company, Doma. Tell us a little bit about yourself and tell us a little bit of how you got started with Doma.

Max Simkoff, Doma CEO: [00:00:23] Sure, yeah, about myself. I was born and raised in Portland, Oregon, and spent some time in Chicago before I moved back to the West Coast. I ended up in San Francisco by way of Santa Cruz where I was living in a trailer park for a while. I was surfing and working in an antique gallery. That’s a story for another time. And I started a company in 2006 that was a predictive analytics software business focused on helping big companies hire lots of entry level hourly workers. So our software helped predict how long people would stay and how well they performed across a variety of different jobs for some of the largest companies in the US. And then I sold that company to a publicly traded company and stuck around for my tour of duty there. And while I was there, I came up with the idea for Doma, which is simply in the business of helping instantly digitally close mortgages. And, you know, you might ask why that was the thing I was thinking about while I was resting and vesting at my previous employer who acquired my last company. And the reason is that I went through the process of getting a mortgage for the first time and it was a total disaster. It was just like one of those life experiences where the more questions you ask about the process and, quite frankly, what you’re paying for going through the pain that you’re dealing with, the less sense it makes. And the thing that seemed most nonsensical to me at the time was this thing called title insurance, which was thousands of dollars of fees that I was paying on the closing statement for a product that I didn’t understand. It was actually very hard for people to explain the value of. In a nutshell, I was told that it insured that I was the clear, true owner of the property that I was buying, and I didn’t really understand why that hadn’t been established multiple times before when the property had changed hands. And so the more I looked into the market, the more I was like, yeah, this is just like a huge opportunity to create a new kind of business that uses technology to make it much better, faster, cheaper to close mortgages.

Host: [00:02:52] Yeah, that’s interesting. You basically had a problem that you experienced in your life and basically saw there must be a way to do this more efficiently, better. And you look into technology and how you can leverage that background. Is your background in engineering or software. What’s your undergrad? How did you get into this?

Max: [00:03:13] I was a history major in college, which I’m happy to say if my parents are watching, which they probably aren’t, because I’m not even sure they know what Reddit is, but I’ll send this recording them afterwards. I’m happy to say, contrary to what my parents told me, that there is actually some marketable use to an undergraduate history major. Look, I ended up in software just by way of realizing that it was the best way to solve certain kinds of problems. For my first business, again, it was a pretty good software business. I didn’t know anything about building software and I certainly didn’t know anything about predictive analytics. But I had experienced the difficulties of hiring people inside of another company. And I was like, there’s got to be a better way to use data to inform hiring decisions. And it was the same thing here, right? Albeit once I founded Doma, I had I then had the background of knowing that you can harness the power of structured and unstructured information. You can put data science against it, and you can predict outcomes with a high degree of certainty that enables you to deliver much better business outcomes, right? This is at a time when, you know, when I sold my last company, right, and as you know, things like Uber and Netflix were really taking off with applications of truly predictive on-demand technology, right? Not only get a ride, but know how long that’s going to take for it to show up, to pick you up or to take you somewhere, not only watch something online, but have it recommended to, you know, with an increasing degree of certainty that what was being recommended via the algorithm was probably that kind of narrative you’d like with the kind of characters involved, just the right bite size of content for you to consume. So, you know, I kind of organically built familiarity and experience along the way with, you know, with building software products that enabled me to build this business. But to be clear, our software is built by a team that’s much more talented than myself at building software. Our CTO, Hassan Rizvi, was for a long time ran probably about a third of the product organization at Oracle. He was responsible for, I think, five or six products that made up, you know, several billion dollars of revenue. So, we’ve got a lot of great expertise in the business that helps us build the software that we use.

Host: [00:05:35] That’s awesome. But don’t write yourself off, really. It’s your vision of seeing that and bringing it to fruition that made your company happen. So, I was trying to figure out Doma. What does that mean? Like what did you come up with? How did you come up with the name?

Max: [00:05:51] Yeah, Doma is the Latin root for roof or home. And look, it’s a funny process naming a company. So, the business was originally founded under the name States Title. I wish there was a more interesting story behind that name, other than the fact that when we were starting the company, I needed a name, I needed one fast and I wanted it to be cheap. So I went to GoDaddy and I started typing in random combinations of title company names that I thought sounded really credible. And States Title happened to be available for I think it was like fourteen ninety five a month. When it came time to rebrand the company, we wanted to pick, you know, a four letter word that was impossibly misspelled, that had a deep connection to the mission of the business, right? Which is making it easier, faster, more frictionless to enjoy the process of owning a home. And so we picked the Doma name which was owned by someone else. And over a period of very colorful negotiations, we, you know, ended up at an acceptable place to secure the name and rebrand the company.

Host: [00:07:04] Yeah, I’m surprised you got the name, because a lot of those guys are pretty much online pirates.

Max: [00:07:11] Let me tell you. So, I have very good things to say about the individual who sold us the name, by the way. And the credit is due for that negotiation to my wife. She is a fluent Spanish speaker. The individual who owned the domain was a French national, originally from Spain and didn’t speak any English. And so the way that we negotiated the purchase of the domain was on a Saturday morning, about an hour after my wife got up, I said, listen, I need you to do me a favor. And she said, “What is it?” I said, “Well, I need you to talk to this individual. They don’t speak English, but they speak Spanish. And, you know, I just need you to help me negotiate the purchase of the domain name.” And she was not happy about it because she was like hoping to enjoy her Saturday morning. But with our kids screaming the background over WhatsApp, she was going back and forth and negotiating the purchase of the domain for what will become the future brand for the company. So I have I have her to thank, but I also have to thank this individual who ended up being very reasonable and it all worked out for the better.

Host: [00:08:20] That’s awesome. So recently I bought, I was lucky enough and to buy a home and some land and the farm we live in the past year. And I, I thought it was pretty interesting. The whole process, besides med school, is one of the most rigorous cross-examinations of every aspect of my life. And I feel sorry for anybody who has to go through this multiple times because I was like, there’s no way I ever want to do it again and go through the deed and some of this, look, I’m in Iowa, by the middle of Iowa, it looked pretty ancient the documentation, definitely back and forth, no use of PDF. So, I kind of have an idea of how that works. Closing on a land deal here, both home and like farmland. And I can see the time scales could go through with me. The process from like A to Z, how Doma makes that process more efficient and easy for the customer.

Max: [00:09:15] Sure. So, let me start with the backdrop of just a little bit more detail on how the process has traditionally worked, the pain that you went through, and then I’ll explain how our process is much different and much easier and more painless. So, the traditional process of what’s called title and escrow is divided into those two activities. Title is the process of underwriting and underwriting can be interpreted any number of ways for how it’s worked traditionally. But underwriting is ensuring that the transfer of the property is going to be free and clear to the new interests in the property. And I use that term interest deliberately because in a refinance, for example, the buyer and seller are effectively the same individual in most cases, right, you’re just swapping one mortgage for another, but you’re creating new interests, right? The new mortgage has a new security interest. You as the new borrower, even though you’re the same person, have a new equity interest. And so those things need to be deemed free and clear. And traditionally, the way the industry did that was backwards looking research of historically recorded property documents. It is that rudimentary, right? Teams of people looking through the public record to make sure that you don’t have mechanics liens on the property, to make sure you don’t have HOA liens, easements, judgments, settlements, outstanding mortgages that you didn’t tell the lender about, right? These are all things that because of our system of laws in the United States, if those things aren’t disclosed and they’re not identified and called out as exceptions to the insurance policy, then we live in a in a world in the United States where it’s effectively buyer beware, right? So, if they weren’t disclosed and they weren’t found and you get your title insurance, now the title insurance company is on the hook once the transaction closes, which is why they’re so intent on doing the research to find all the stuff. And then whatever they find, they fix during what’s called the curative process of underwriting. So, what I just described is lots of work, lots of time, lots of manual effort. Then there is what’s called settlement, and that’s once that the actual quote unquote, risk is underwritten, what work needs to be done to set up the escrow, collect the earnest money, make sure that all the fees are estimated correctly, pick a closing date, get the document signed, print the mortgage, get the signatures notarized, get it recorded, pay the transfer taxes, all that stuff. It’s basically like the clearinghouse work that gets done. And all of that is manual. A lot of two computer monitors up on the same desk. Somebody is pulling PDFs from one monitor to their system record on the next, manually balancing everything - again all manual. What we did in a nutshell, and I’ll give some examples, is we said we live in a world where you can train machines to do most of the work that I just talked about and have it happen instantly and replace things that took hours or in some cases days of time. So, let me give you a few examples. On underwriting, that process that’s the backwards looking research to find and fix all the issues in the public record - we created what was the first fully instant underwritten algorithm that would at the point of order receipt, instead of doing a backwards looking research process or automating the steps, it instead used a predictive algorithm to say what is the likely title defect risk if we were to do the work and if that risk falls below a certain threshold, we take that risk on our balance sheet and we insure it. It is not a novel concept, by the way. This is the way that most property & casualty insurance businesses work, homeowners insurance, car insurance. The example I give is if car insurance worked like traditional title, it would be like the insurance company sending someone to your house to do a 20-point inspection of your car, give you a driver’s test, give you an eye test, like do all the stuff to make sure there’s no risk of you getting an accident and only then insured. That’s not how car insurance works. They know that you’re likely to have a liability develop at some point you’re going to get in a fender bender. Hopefully you’re not going to get into a major accident. They’re just calculating the probability of that risk, which is what we did for title. Today, we do instant underwriting on refinance transactions only. We plan on rolling it out for purchase transactions later this year. As you can see from that myriad public investor materials that are available on the company, when we get a refinance order, for instance, we’re instant underwriting about 80 percent of those orders. So, the majority of transactions we get what used to take upwards of three, four, five days of duration and hundreds of minutes of time on writing, we have happen instantly and it cuts that much time out of the process. We are removing the work. We’re not incrementally improving it. We’re not incrementally automating it. We’re fundamentally doing it a different way. On settlement and escrow, is very similar in that we’ve identified the thickest chunks of work that work traditionally done manually by people and we’ve trained machines to do them. Examples being automatically balancing and reconciling the fees on the closing statement. And there’s a bunch of work that happens around this in a traditional mortgage transaction, right? The homeowners insurance that’s due, the fees that are due, the taxes that are due. And again, if you imagine the traditional way being those two monitors and the person looking between two screens, the thing that’s amazing about machine learning is machines, unlike people, actually get less fatigued the more information that they handle, right? The more information you throw at them, provided you have sufficient computing power, the smarter and more accurately they are able to digest and resolve that information with less errors. And people are exactly the opposite. That person looking at two monitors at the end of the day is generally making more mistakes than they’re making the beginning of the day. And so by training machines to do that work in place of the tedious manual work that’s been done in the past, we’re able to not only do it better and faster, but more accurately to do things like, you know, balance a closing statement, set up the closing date, make sure that everything happens on time so that people have a flawless experience.

Host: [00:14:59] That’s awesome. So you said now you guys are focusing on refinancing right now, the refinancing aspect and maybe down the road turn to purchasing. So where do you fit in the transaction? Like when does when does Doma jump in? OK, I get it. I get the theoretical aspect, what you told me, but is that the realtor that’s contacting Doma like how does that work?

Max: [00:15:24] Good question, and so and just to be clear, today, we handle both kinds of transactions, right? We do both verify and purchase. Today, it’s refinance transactions that go through the full stack of the suite of technology that we’ve developed. And, as I mentioned, we will bring purchase transactions to the technology by the end of this year. But, we actually still manage a pretty significant number of purchase transactions. And again, we’ve given some numbers in our investor materials. So we manage both. It’s just a matter of the refi transactions are today going through that the technology full stack and purchase transactions are coming online later this year.

Host: [00:15:59] Thanks for clarifying that.

Max: [00:16:01] And I’m sorry, your question was about where we fit in and how it gets distributed. Right. And it’s super simple. So, a refinance transaction gets referred to us from a lender, a purchase transaction gets referred to us from a realtor. So, we basically see the world in two different ways of what we call distribution. For lenders it’s a direct sales effort, right? And the larger the lender and the more centralized they are, the more you can sell to, you know, what looks like an enterprise buying center. And we deliberately call that part of the business Doma Enterprise, right? So, these are the largest mortgage originators in the country. They’re the likes of Chase Home Lending, PennyMac, Wells Fargo, right? All three of which have been announced as customers of ours. And with lenders like that, they operate at national scale. They have the ability to allocate large amounts of their volume to any one provider for title and escrow. And so what we tell them is you don’t have to change your behavior, right? You’re used to sending orders to title and ask other title providers, we’re not going to sell you software. We’re not going to make you change your behavior. You just send those orders to us. The difference is we’re going to instantly underwrite 80 percent or more of them and we’re going to instantly reconcile a bunch of the escrow and settlement work, which means they’re going to be much faster to close. The quality experience is going to be much better. And oh, by the way, we’re also going to do it at an industry beating price to the consumer because the customer on a refinance is paying the fees, right? So we make it a super simple value proposition for that. Right. Better, faster, cheaper. That’s basically the pitch that we make to them. For smaller lenders and for realtors, where we generate purchase business that gets sold through what we call our local markets channel. And so in our local channel, we have a network of a little over 80 brick and mortar offices that are spread out all over the country to give us a local sales presence so that we’re able to interact with realtors and bring in purchase business as well as local lenders. Think like small credit unions and regional banks.

Host: [00:18:00] Sure. So, looking from the purchase side with the realtor, then talk to the local Doma related affiliated office and say, hey, this person is one of ours, this property is ours, we want it to go through you and kind of go from there?

Max: [00:18:15] Exactly - they’re used to it and the realtors who send us business are used to saying, look, we’ve got a purchase contract signed, now we need to get it closed, send the order to Doma, right? We handle the rest. Look, I get really excited about this because, again, I see this is like this is the future of technology companies in general, right? It is like it used to be that there was this logistical separation between - do you sell software to an end customer, you know, for a business model with high gross margins, probably pretty high customer acquisition cost, but high growth, or do you sell a service, which means decent growth, probably not great gross margins, but oh, by the way, it’s not as expensive to acquire customers and you can more reliably get to scale. And I think the future is these businesses are full stack where it’s like you get the business, you build software for yourself to have your own margin advantage, to deliver the superior experience and you deliver the whole thing, right? You don’t have to be deciding whether you’re selling software or whether you’re selling a service. You can be in the business of combining the two for the best experience.

Host: [00:19:15] Yeah, no, this sounds pretty cool. When I look at their investor deck and the idea is like, wow, someone should have had this idea ten years ago. When you first started, like when you said it was when you’re buying a home, how long ago was this?

Max: [00:19:28] Yeah,so we launched the company. I mean, the experience that gave rise to the idea was in 2011. Well, to be fair, I think most founders, they use revisionist history to tell a story about the epiphany that they had when they started. It was this one thing that happened, right? In my case, it was buying a home, getting worse for the first time. And then to be fair, it was refinancing that property probably three or four more times over the next couple of years, right? And seeing this process over and over are going to be like this is just completely ridiculous, right? Like by the third time I was buying title insurance for a property that I had always been the owner of, I had you know, there hadn’t been any changes, statuses with the same lender. It was just it was plainly obvious to me that there was a huge market inefficiency there. So, the company was started in 2016. It took us the better part of 18 months to stand up an insurance carrier, build the data science team, test the algorithms, validate them with a bunch of our stakeholders, including the government sponsored enterprises, Fannie Mae and Freddie Mac, who buy most of the mortgages that could originate in this country and sell our first clients. So, yeah, founded in 2016. But, you know, here we are not five years later going public.

Host: [00:20:34] Yeah, that’s amazing. That’s pretty quick man. Congrats, that’s really awesome. So I’m looking through this investor deck that I saw you guys had a few states, you guys are working at some in the Midwest close to me here as well. So, what’s your goal? Are you guys going to expand further or are you just going to stick with that few states you guys currently have?

Max: [00:20:58] Our goal is, which I think we announced in our Q1 earnings results, that our goal is to be is to cover 90 plus percentage of the country by 2023. Today, we cover that. We already cover the majority of the country. And again, you can see the details in our public facing investor materials, we’re in, I think, most of the major states. So those would be California, Texas, Florida, Nevada, Arizona, Ohio, Illinois, Michigan, Nevada, Maryland, the Carolinas. I’m probably missing a few of the big ones that we’re not yet in our New York, where we’ve been in process for quite some time to try and get approved for an insurance underwriter license. The state of New York is a pretty lengthy process for that. We’ve been at that for quite some time. We hope to do business there before long. And then Oregon and Washington, I think, are probably the only other two higher volume residential real estate transaction states that we’re not yet live. But as I mentioned, our plan over the next couple of years is to cover the entire country.

Host: [00:22:05] That’s awesome, I can see how that can be easily scaled up with the business model you have so that you’re pretty sure you’ll be all over the states. Another question I wanted to ask, though, is that cruising through your website and I noticed that your services are divided into a few banners, you know, like for your explanation, I get it now. You have Doma escrow and Doma title so that those two are clear and make sense to me. But you also have like Doma Close and integration, how did that fit in? How do they fit in?

Max: [00:22:37] Yeah, so you’re what you’re referring to is how we divide up the product itself. So, if you think about the product is effectively what we call the Doma intelligence platform, and it’s composed of those the four components you mentioned, there’s Doma title, there’s Doma escrow, there’s Doma close, and there is what we call Doma Connect. For Doma connect, again, if you think about those large enterprise customers, I mentioned these large mortgage originators for them to send you orders programmatically, they actually need to have a direct digital integration between our solution and typically what’s called their loan origination system, their LOS. There’s a handful of LOS platforms, that’s pretty consolidated space, but we’ve built direct integrations with them such that, again, these lenders can do it programmatically. If they want to allocate significant percentages of their national volume or of any given state, we enable them to click a button and send it all to us instantaneously. And so we do that through Doma Connect. Doma Connect also has a public API. We are a modern day, technology first company. So, we’ve built a public API that enables smaller growth stage mortgage originators who are perhaps operating on their own home grown LOS to build their own organic connections to our public API and code to our standard. So that’s Doma Connect. Doma Title I talked about, that’s our instant title, underwriting line for refi. And then Doma Escrow is where all the machine learning affects the settlement, closing costs, the fee balancing the document recognition, even parsing of email communications. We have a suite of natural language algorithms that look at inbound email and are constantly getting smarter at how to prioritize and route those emails without people having to look at them. And then lastly, Doma Close is our ability to offer a fully electronic closing experience. So, where it’s jurisdictionally allowed, which unfortunately the only place in the country that’s not allowed is California. It’s a whole separate topic for us, maybe? Hopefully we’ll get there someday in California. But where it’s jurisdictionally allowed, we can enable you to digitally sign all of your mortgage closing documents using the presence of what’s called a remote online notarization event, a digital notary, so that it can all be done digitally instead of in person.

Host: [00:24:48] That’s awesome. Yeah, I think California is like a province we have in Canada, called Quebec with Byzantine rules regarding so many different things you can and can’t do, you know?

Max: [00:25:01] Yeah, for the life of me, I can’t...look, during covid, I think pre-covid there were roughly 20 some odd states that had passed legislation that enabled remote online notarization, which, to be clear, still involves a human notary, right? Acting via webcam session while you’re digitally signing your document. To put a digital notary stamp and make it meet the standards required by the state. And during covid another 27 states or 27 or 28 states passed emergency legislation to enable this same thing for obvious reason. The only state that did not allow it, even during covid, was the great state of California. And I happen to live there. So, it’s not for lack of trying to talk with them about enabling that. But, you know, we’ll see what the future holds, for sure.

Host: [00:25:50] There’s a lot of pluses and minuses, more pluses and minuses. So, I was looking through your investor that it looked like on May 18, 2021 domain of the addition of Wells Fargo, the nation’s largest bank, mortgage originators, services, and new strategic and enterprise partner. The Doma Intelligence platform will enable Wells Fargo to remove key points of friction and frustration involved in traditional ways of offering mortgages. What do you think from the perspective of Wells Fargo? Are these key points of friction, like if you have to give me maybe the top two or three?

Max: [00:26:25] Sure, yeah and these I can speak to generally across all of our customers. And I’d be surprised if this didn’t hold true for every at scale mortgage originator. Title underwriting is increasingly becoming a sticking point in the current environment, especially with interest rates still remain at record lows. Refi volume industrywide is at record highs, and any contingent risk that holds up the transaction, is a point of friction that can delay the close. And in the mortgage world, a delayed closed means you might lose the deal, right? If you’re a mortgage lender, you’re trying to close it, if you’re taking longer than someone else who can close it a day or two faster, they may take the business from you. So, title underwriting that search component that I mentioned can take a couple of days. That can be a sticking point, which obviously we solve with Doma Title. And then on the escrow side, there’s a bunch of stuff but the biggest one that we’ve seen across all of our customers is this fee management thing. And it’s as simple of an issue as, in a world where you have a bunch of different fees that are bespoke to the transaction itself, right? Where it’s being closed, who is involved in the transaction, even who the lender is and how they utilize certain forms. So, there’s a form that’s typically used called the closing disclosure form, and it can be fairly standardized. A lot of lenders use the same version of this thing that we call the CD, the final CD. But individual loan officers may note things on the final CD - are calculated closing fees different, right? One loan officer at that lender may call out the homeowner’s insurance premium that needs to be noted on the closing statement. They may call it homeowner’s insurance. Another loan officer may call it insurance premium. Another one may call it homeowner’s fee, right? And it takes an experienced person who’s been dealing with CDs a long time to be able to look at that document and know that those three mean the same thing. Otherwise, they will make mistakes and errors. When they make mistakes and errors, it literally just delays the transaction, right? And now you need to imagine that every one of these final CDs, there can be dozens and dozens of fees changing multiple times throughout the transaction. And you’ve got a lender and a title company trying to manually reconcile those fees back and forth while they’ve got the context switching of managing hundreds of other transactions in addition to that one, right? That becomes a massive time delay and point of friction because errors and fees, again, mean that your statements have to be generated. They have to be checked. They can drive days of delay. They can write a huge amount of time in getting the closing set up. And so that’s one that we typically see pretty significant improvement when people are using our solution. Again, we give an example in our investor deck of Chase Home Lending. And obviously most people have heard of Chase Home Lending. They’re one of the largest bank mortgage originators in the United States but, in this particular example we gave in our investor presentation, Chase was able to utilize particular elements of our technology for this part of the process to remove half, 50 percent of the measured touches that were being put against the mortgage process in that part, right? Around the closing fee management. That’s a really significant impact to a part of the process that most mortgage lenders would tell you is a huge sticking point and point of friction.

Host: [00:29:39] That’s awesome. Thanks for sharing that. That’s definitely an add value to the firms that originated these mortgages, getting rid of those friction points, you know, delving deeper into the investor deck, it shows that total revenue is increased to 128 million by 58 million or 80 percent compared to the period in 2020. How was that done? Was that mostly fees like how did is increasing revenues.

Max: [00:30:06] Yeah. I mean look, it was a function of growth across our business units, right? We disclosed in the same Q1 financial results that our DOMA enterprise remember that part of the business that sells to large mortgage originators. In Q1 of this year, over Q1 of last year, our Doma enterprise business grew closed order volume by over 500 percent. So even though the mortgage market clearly grew by a healthy degree year over year, it certainly didn’t grow by 500 percent. So Doma Enterprise certainly was a contributor to that growth, as was growth in our local business. It really was a function of, you know, in Doma Enterprise adding new customers, expanding existing customers and, in Doma Local, adding new customers and expanding existing customers is pretty much growth across the board on closed orders, driving, driving the revenue growth there.

Host: [00:30:59] Do you expect the growth to increase as you increase the number of states you guys are present in?

Max: [00:31:04] Look, we’ve communicated... Where we have to be careful that I don’t run afoul of of what what I am... I need to be careful in not disclosing anything that hasn’t already been disclosed in a public forum. So we’ve communicated our growth plan for the year and we expect the business to grow over last year. We expect close order volume to grow significantly over last year. And again, we get very specific projections as to what we expect that closed order volume growth to be. So, I would point people’s attention to the investor presentation to get the exact growth expectations we’ve communicated. The one thing I would note is that our growth expectations that we communicate in our investor materials are based on a self-funded plan. So, there’s a little different than a lot of SPACs out there - I think a lot of SPACs have taken the approach that they are kind of forward project from the benefit of the proceeds they’re raising their transaction. They flow those proceeds through their P&L to say, hey, look at our growth next year or the year after, it’s going to be X, because once we have Y proceeds, look at how great the growth is. And the one thing I would call out about ours is, we don’t do that. Our pro-forma financial projections in our investor presentation reflects only what we believe we can do with the business off of the existing cash on the balance sheet. They do not factor in the benefit of proceeds raised through this transaction.

Host: [00:32:26] And honestly, Max, I really appreciate that. I’ve gone through the, you know, the pro-forma of about 150 SPACs and over the past 12 months and in firms like yours are the ones I appreciate because it’s based more on reality in actuality than, you know, some cloudy projections into the future, which I think is a quality aspect of a firm that’s going public, you know, going further and talking about the other two hundred stocks that are out there besides, you know, your excellent growth, your ability to scale obviously, which has clearly been demonstrated. Why Doma? Why Cap?

Max: [00:33:08] Yeah, I mean, look, I think we operate in an extremely antiquated industry, right? Again, if you look at the materials that we have published, the public facing investor materials, we have a slide in that presentation that makes clear that the US title and escrow industry largely has not changed since it was invented in the late 1800’s. And that’s not an exaggeration. Like, a lot of the work product and operational processes that are executed inside of the largest title companies today have changed very little in the last 150 years and they operate on top of technology that, at best, was built in the 1990’s. And so why Doma? We are a technology first company. I think we bring an incredibly unique team to bear. Our senior executive leadership team brings together people from a wide variety of industries that have that have either facilitated or themselves been disrupted by technology. They’ve seen how quickly that can happen and they know how to do it. We also have a world class board. Our board includes people like Larry Summers, who’s a former secretary of the Treasury, Karen Richardson, who was formerly on the Board of World Pay, she’s currently on the board of British Petroleum. Stuart Miller was the long time CEO of Lennar. Matt Zames was the former COO of JP Morgan Chase. Really, I just think best in class, independent governance and people that have helped build really big businesses. And we also announced three new directors who will be joining the board as part of this transaction, who will bring some really great new experience from the likes of companies like Facebook and E&Y. So, you know, a great team, great board, an antiquated industry that’s large - it’s a 23 billion dollar existing market. I’m not pitching you on like, hey, someday, if we build this thing, maybe the market will be that size. 23 billion dollars of fees changed hands last year to pay for title and escrow in the United States. And we’re the only full stack platform to deliver value through both the insurance carrier piece as well as the technology piece that was built on R&D that’s been honed over the last four or five years with a really stellar technology team. So those would be the reasons I’d give you, which happened to be the same exact reasons that are probably on the first page of our investor presentation as to why we think this is such a compelling long-term business and why we’re excited to be going public.

Host: [00:35:35] No, I was I was really impressed by your executive team and board of directors. Not only did they have extreme depth of experience and an exposure to different industries, including Mr. Summers, you know, having more women on average than other boards, you know, that’s something I respect because you have more perspective and a lot of purchases. And individual households are directed by the women who lead a significant portion of the purchases that we make at home. That’s what basically happens in my home, you know, so I really respect that. And all the other points you raised, you know, besides that, anything else you would like to share with us today before we turn on to the AMA question posted by the r-spac members?

Max: [00:36:23] No, I don’t think so. I guess the only other thing I would share is that, and again, you can see this in the presentation that’s available on our website. You know, we do have a vision long term to go beyond just title and escrow. We see the future of home ownership as being a suite of what I call instant digital experiences. And, you know, my personal vision is that it won’t be that far in the future that you can decide to enter into a purchase contract to buy a home on a Friday evening and move in on a Monday morning and have the whole thing, you know, all the stuff that needs to happen to background, happen over the weekend and happen seamlessly, instantly and digitally. It’s not just that. I mean, I think we’ve been almost painfully conditioned to expect that it’s impossible because it’s a home purchase dollars. There’s something you look at - there’s so many other, much more complicated things in the world that have been solved, vaccines that were created inside of twelve months, right? You know, people going to space, things that can be delivered to your front doorstep in four hours or less. It is a foregone conclusion that buying or refinancing the home will become an instant digital experience. And we’re excited to play a huge, meaningful role in that. So, thank you for having me hereand I will make sure that I make myself available for the next half an hour to answer questions live in the thread. And I saw a few that came in ahead of time, I’ll make sure to answer. And if any others pop up, I’ll do my best to address them all.

Host: [00:37:59] Well, thank you so much, Max. And to the r/SPAC users, we’ll keep the thread up for 24 to 48 hours pasted right on top on the front page. So, take your time Max, answer from your cell phone when you can. Don’t waste your time on us - go see your wife and kids, but we really appreciate having you. And I posted the investor deck for everybody else and a few articles as well. If you want to get a little bit more background on Doma and we wish you well, Max. I think you have a great idea and obviously more than a great idea, a great business, and I’m sure I’ll be hearing more from you in the future. All right.

Max: [00:38:36] Yeah. Thanks for having me.

Host: [00:38:37] Bye bye.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. The registration statement was declared effective on July 2, 2021, and a proxy statement/prospectus has been sent to all Capitol stockholders of record as of the close of business on June 8, 2021, the record date established for the special meeting of the stockholders relating to the proposed transaction. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading “Risk Factors,” and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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